November 4, 2016

VIA EDGAR TRANSMISSION

Mr. Kyle Ahlgren
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Series Portfolios Trust (the “Trust”) and Oakhurst Advisors, LLC (the “Adviser”)
File No. 812-14684

Dear Mr. Ahlgren:

The Trust and the Adviser filed an application for an order (file no. 812-14684) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) on August 9, 2016 (the “Application”).

The Trust and the Adviser hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding the above request, please do not hesitate to contact me at (414) 765-6620 or alia.vasquez@usbank.com.

Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez, Esq.
Secretary, Series Portfolios Trust

cc:  Marco Adelfio, Goodwin Procter LLP